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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NUTRITION 21, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03822L 10 3

(Cusip Number)

July 19, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 03822L 10 3

1.	Name of Reporting Person: Burns, Philp & Company Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 7,362,437 (See Exhibit A)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 7,362,437 (See Exhibit A)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,362,437 (See Exhibit A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19.4% (See Exhibit A)

12.	Type of Reporting Person: HC, CO

13G
CUSIP No. 03822L 10 3

1.	Name of Reporting Person: Burns Philp Investments Pty Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 7,362,437 (See Exhibit A)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 7,362,437 (See Exhibit A)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,362,437 (See Exhibit A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19.4% (See Exhibit A)

12.	Type of Reporting Person: CO

13G
CUSIP No. 03822L 10 3

1.	Name of Reporting Person: Burns Philp Microbiology Pty Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 7,362,437 (See Exhibit A)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 7,362,437 (See Exhibit A)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,362,437 (See Exhibit A)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19.4% (See Exhibit A)

12.	Type of Reporting Person: CO

Preliminary Statement:

This filing by Burns, Philp & Company Limited, Burns Philp Investments Pty Limited and Burns Philp Microbiology Pty Limited (collectively, the “Shareholders”) relates to shares of the common stock of Nutrition 21, Inc. (“Nutrition 21”). The Shareholders previously reported ownership of their holdings of the common stock on Schedule 13D, but because they currently are deemed to own less than 20% of the issued and outstanding common stock of Nutrition 21, they have elected to file this statement on Schedule 13G pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934.

Item 1.

(a)	Name of Issuer:

Nutrition 21, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4 Manhattanville Road Purchase, NY 10577-2197

Item 2.

(a)	Name of Person Filing:

Burns, Philp & Company Limited Burns Philp Investments Pty Limited Burns Philp Microbiology Pty Limited

(b)	Address of Principal Business Office or, if none, Residence:

Burns, Philp & Company Limited Level 23, 56 Pitt Street Sydney NSW 2000, Australia

Burns Philp Investments Pty Limited Level 23, 56 Pitt Street Sydney NSW 2000, Australia

Burns Philp Microbiology Pty Limited Level 23, 56 Pitt Street Sydney NSW 2000, Australia

(c)	Citizenship:

Burns, Philp & Company Limited: Australia Burns Philp Investments Pty Limited: Australia Burns Philp Microbiology Pty Limited: Australia

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

03822L 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Burns Philp Microbiology Pty Limited (“BP Microbiology”) directly owns 7,362,437 shares of common stock of the issuer. BP Microbiology is a wholly owned subsidiary of Burns Philp Investments Pty Limited (“BP Investments”), which is a wholly owned subsidiary of Burns, Philp & Company Limited (“Burns Philp”). Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, each of BP Microbiology, BP Investments and Burns Philp may be deemed to be a beneficial owner of 7,362,437 shares of common stock of the issuer.

(b)	Percent of class:

19.4% (See Exhibit A)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

7,362,437 (See Exhibit A)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

7,362,437 (See Exhibit A)

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below each of Burns, Philp & Company Limited, Burns Philp Investments Pty Limited and Burns Philp Microbiology Pty Limited certifies that, to the best of its respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 2004	BURNS, PHILP & COMPANY LIMITED

	By:	/s/ Helen Golding

		Name:	Helen Golding
		Title:	Company Secretary and Group Legal Counsel

July 27, 2004	BURNS PHILP INVESTMENTS PTY LIMITED

	By:	/s/ Helen Golding

		Name:	Helen Golding
		Title:	Secretary

July 27, 2004	BURNS PHILP MICROBIOLOGY PTY LIMITED

	By:	/s/ Helen Golding

		Name:	Helen Golding
		Title:	Secretary

EXHIBIT A

This Schedule 13G is being filed by Burns, Philp & Company Limited (“Burns Philp”), Burns Philp Investments Pty Limited (“BP Investments”) and Burns Philp Microbiology Pty Limited (“BP Microbiology” and, together with Burns Philp and BP Investments, the “Shareholders”). Burns Philp previously reported ownership of the common stock of the issuer on Schedule 13D, and reference is made to Burns Philp’s Schedule 13D filed September 25, 1989, Amendment No. 1 to Schedule 13D filed June 4, 1992, Amendment No. 2 to Schedule 13D filed July 8, 1992, Amendment No. 3 to Schedule 13D filed September 4, 1992 and Amendment No. 4 to Schedule 13D filed November 12, 1993. As of the date of this filing, Burns Philp beneficially owns 7,362,437 shares of common stock of the issuer, totaling 19.4% of the class, through BP Microbiology as its indirect wholly owned subsidiary. Because the Shareholders are now deemed to own less than 20% of the common stock of the issuer, they have elected to file this statement on Schedule 13G pursuant to Rule 13d-1(h) of the Securities Exchange Act of 1934. Since the filing of Amendment No. 4 to Schedule 13D on November 12, 1993, the following transactions have affected the Shareholders’ holdings of, and interests in, the issuer’s common stock:

1.	On June 28, 1996, the Shareholders disposed of 50,000 shares of common stock of the issuer in a market transaction. After this transaction, the Shareholders beneficially owned 11,533,837 shares of common stock of the issuer, or 56.3% of the class.

2.	On July 5, 1996, the Shareholders disposed of 1,350,000 shares of common stock of the issuer in a market transaction. After this transaction, the Shareholders beneficially owned 10,183,837 shares of common stock of the issuer, or 49.8% of the class.

3.	On December 12, 1996, the Shareholders surrendered 2,420,000 shares of common stock of the issuer to the issuer in partial consideration for all of the issued and outstanding capital stock of Aplin and Barrett Ltd., a subsidiary of the issuer. Immediately following this transaction, the Shareholders beneficially owned 7,763,837 shares of common stock of the issuer, or 41.3% of the class.

4.	On June 30, 1998, the issuer issued additional shares of common stock as consideration for a corporate acquisition, diluting the Shareholders’ ownership stake to 37.2% of the class.

5.	On June 30, 1999, the issuer issued additional shares of common stock upon the conversion of the issuer’s preferred stock, as well as other corporate transactions, diluting the Shareholders’ ownership stake to 25.8% of the class.

6.	From July 19, 2004 through July 26, 2004, the Shareholders disposed of 401,400 shares of common stock of the issuer in a series of market transactions. Immediately following these transactions, the Shareholders beneficially owned 7,362,437 shares of common stock of the issuer, or 19.4% of the class.